SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 5, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 5, 2007 (Notice Concerning the Results of Repurchase of Shares)

Very truly yours,

M. Hoshi.

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 5, 2007

Notice Concerning the Results of Repurchase of Shares

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) has repurchased its shares pursuant to the provisions of its Articles of Incorporation established under Article 459, Section 1 of the Corporation Law, and hereby provides the following notice of the results of the repurchase:

1. Class of shares repurchased: Common stock of Sumitomo Metals
2. Period of repurchase: From May 30, 2007 to June 30, 2007
3. Aggregate number of shares repurchased: 56,011,000 shares
4. Aggregate repurchase price: JPY 39,917,180,000
6. Method of repurchase: Purchase on Tokyo Stock Exchange

Reference 1:

Matters resolved at the meeting of the Board of Directors held on May 29, 2007:

(1) Class of shares to be repurchased: Common stock of Sumitomo Metals
(2) Aggregate number of shares to be repurchased: Up to 110 million shares
(3) Aggregate repurchase price: Up to JPY 70 billion
(4) Period of repurchase: From May 30, 2007 to December 20, 2007

Reference 2:

Cumulative total of shares repurchased on Tokyo Stock Exchange since the May 29, 2007 Board of Directors resolution through June 30, 2007:

(1) Aggregate number of shares repurchased: 56,011,000 shares
(2) Aggregate repurchase price: JPY 39,917,180,000

END